EXHIBIT 99.153

March 19, 2021

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated February 28, 2020 with respect to the consolidated financial statements of High Tide Inc. and its subsidiaries as at October 31, 2019 and for each of the years included in the two year period ended October 31, 2019, included in the Registration Statement on Form 40-F of High Tide Inc. as of March 19, 2021 as filed with the United States Securities Exchange Commission (“SEC”).

Sincerely,

Chartered Professional Accountants

Calgary, AB

Canada